EXHIBIT 99.1

                  VIACOM INC. TO PURCHASE AN ADDITIONAL 5% OF
                MAJORITY-OWNED SPELLING ENTERTAINMENT GROUP INC.


     NEW YORK, NEW YORK, April 18, 1997 -- Viacom Inc. (Amex: VIA and VIAB) today announced a program to purchase approximately 5% of the outstanding shares of its majority-owned subsidiary, Spelling Entertainment Group Inc. Following the completion of the program, Viacom will own approximately 80% of the outstanding shares of Spelling.

     Viacom said that the purchases are intended to permit it to consolidate Spelling's results for tax purposes, and that the Company has no plans to increase its holdings beyond approximately 80%. Viacom said that it expects the purchases which will be made from time to time on the open market, to be completed by the end of the 1997.

     Viacom Inc. is one of the world's largest entertainment and publishing companies and a leading force in nearly every segment of the international media marketplace. The operations of Viacom include Blockbuster video and music, MTV Networks, Paramount Parks, Paramount Pictures, Paramount Television, Showtime Networks, Simon & Schuster, radio and television stations, and movie screens in 11 countries. Viacom also has a majority interest in Spelling Entertainment Group, as well as a half-interest in Comedy Central, and USA Networks, including the Sci-Fi Channel. National Amusements, Inc., a closely held corporation which operates approximately 1,100 screens in the U.S., the U.K. and South America, is the parent company of Viacom. More information about Viacom is available at the Company's Web site located at http://www.viacom.com.

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Contact:        Carl D. Folta                   Susan Duffy
               (212) 258-6352                  (212) 258-6347





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